FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                             25 February 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Withdrawal from sale option



25 February 2003


                 WITHDRAWAL FROM OPTION TO SELL MINING INTEREST

Kanowna Lights Limited (ASX: KLS) has advised Virotec that it has withdrawn from the option to acquire Virotec International Ltd's (ASX/AIM: VTI) Mt Carrington Gold/ Silver project located at Drake in New South Wales, Australia.

The announcement released by KLS follows.

The option granted to KLS was subject to several conditions as detailed in VTI's announcement in November 2002.

For further information please contact Angus Craig, Company Secretary on +617 5530 8014.

Angus Craig
Company Secretary
Virotec International Ltd



                           VIROTEC INTERNATIONAL LTD
                               ABN 81 004 801 398
                       PO Box 188 Sanctuary Cove QLD 4212
                                   Australia
                                www.virotec.com

                                                                 Kanowna Lights
                                                                  l i m i t e d
                                                                ACN 062 409 303


                         WITHDRAWAL FROM MT CARRINGTON

24 February 2003

In November 2002 the Company announced that it had entered into an Agreement with Virotec International Limited whereby it had the option to acquire Virotec's 100% owned Mt Carrington Gold/Silver Project.

Under Stage One of the Agreement KLS had until 15 March 2003 to undertake various due diligence procedures and determine the scope of any proposed pre-feasibility study.

KLS had the right to withdraw from this Agreement at any stage.

In the Company's December 2002 quarterly report, KLS released an amended inferred minerals resource calculation which superceded the original Virotec resource. Based on the outcome of this work KLS re-rated Mt Carrington as an advanced exploration project rather than an advanced project ready for due diligence and feasibility study.

The Company has now also completed additional due diligence on this project and has resolved to withdraw from the project.

The Company will proceed with the placements referred to in the Prospectus dated 18 February 2003 and the proceeds will be used to fund ongoing exploration and evaluation of the Company's Pinnacles Nickel Project and other exploration activities and opportunities as and when identified, working capital and the corporate and administrative activities of the Company.

A Supplementary Prospectus will be issued shortly.

The Notice of General Meeting and Explanatory Memorandum to approve the 2005 Option Placement (as defined in the Prospectus) will also be issued shortly.

Yours faithfully
KANOWNA LIGHTS LIMITED


CHRIS BATH
Company Secretary


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     25 February 2003